Rialto Markets LLC

(a wholly-owned subsidiary of Rialto Trading Holdings LLC)
Statement of Financial Condition
Pursuant to Rule 17A-5 under the
Securities Exchange Act of 1934
June 30, 2021

OMB APPROVAL

OMB Number: 3235-0123
Expires: August 31, 2020
Estimated average burden
hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-69756

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___07/01/20___ AND ENDING ___06/30/21___
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Rialto Markets LLC

OFFICIAL USE ONLY

_____

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

42 Broadway, Suite 12-129
(No. and Street)

New York   NY   10004
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Stupay   (212) 897-1692
                                                  (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

YSL & Associates LLC
(Name - if individual, state last, first, middle name)

11 Broadway, Suite 700   New York   NY   10004
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-
5(e)(2).SEC 1410 (3-91)

Rialto Markets LLC
(a wholly-owned subsidiary of Rialto Trading Holdings LLC)

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Independent Auditors' Report.
[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Operations.
[ ] Statement of Changes in Members' Equity.
[ ] Statement of Cash Flows.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
      under the Securities Exchange Act of 1934.
[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers
      Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and
      Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital
      Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for
      Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial
      Condition With Respect to Methods of Consolidation (not applicable).
[x] An Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[ ] A report describing any material inadequacies found to exist or found to have existed since
      the date of the previous audit (Supplemental Report on Internal Control).
[ ] Independent Auditors' Report Regarding Rule 15c3-3 exemption
[ ] Rule 15c3-3 Exemption Report

**   *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Shari Noonan, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Rialto Markets LLC at June 30, 2021, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

CEO
Title

Subscribed and sworn
to before me *Justin Pead*

 9/22/21



YSL & Associates LLC

Certified Public Accountants | Member of Parker Randall International

11 Broadway, Suite 700, New York, NY 10004   Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Rialto Markets LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Rialto Markets LLC (the "Company") as of June 30, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

YSL & Associates LLC

We have served as Rialto Markets LLC's auditor since 2017.

New York, NY

September 20, 2021

Rialto Markets LLC
(a wholly-owned subsidiary of Rialto Trading Holdings LLC)

Statement of Financial Condition
June 30, 2021

Assets

Cash	$	100,265
Due from Parent		349
Due from affiliate		698
Due from escrow agent		4,671
Prepaid expenses and other assets		18,889
Total assets	$	124,872

Liabilities and Member's Equity

Liabilities:

Accounts payable and accrued expenses	$	23,492
Member's equity		101,380
Total liabilities and member's equity	$	124,872

The accompanying notes are an integral part of this financial statement.

Rialto Markets LLC
(a wholly-owned subsidiary of Rialto Trading Holdings LLC)

Notes to Statement of Financial Condition
June 30, 2021

1. Nature of operations

Rialto Markets LLC (the "Company") is limited liability company formed under the laws of the state of Delaware on August 5, 2016. The Company is a wholly-owned subsidiary of Rialto Trading Holdings LLC (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is permitted to act as a placement agent for privately offered securities, in the primary market, and to operate as an alternative trading system ("ATS") creating an electronic matching system for non-publicly traded securities, corporate debt securities, US government securities and municipal securities in the secondary market. However, the Company, currently acts only as a service provider to issuers that engage in self issuance of private securities. The Company earns fees commensurate with the amount of capital that the issuers raise via exempt offerings (ex. Regulation CF, Regulation A+, etc.).

2. Summary of significant accounting policies

Basis of presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue recognition
The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. This revenue recognition guidance does not apply to revenue associated with financial instruments and interest income.

Significant judgments
Revenue from contracts with customers includes commission income. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

2.   **Summary of significant accounting policies (continued)**

Fee income
The Company earns transaction-based fees for acting as a service provider to issuers that engage in self issuance of private securities. The Company has determined that the performance obligation is satisfied at the time that all contingencies have been met and funds are available to be distributed by the escrow agent.

Cash
All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution and may at times exceed amounts insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Income taxes
The Company is a single member limited liability company and is treated as a disregarded entity for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, and state income taxes. Accordingly, the Company has not provided for federal and state income taxes.

At June 30, 2021, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

Allowance for Credit Losses
Effective July 1, 2020, the Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company could determine there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the client).

The Company identified fees receivable as impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening members' equity as of the July 1, 2020. Accordingly, the Company recognized no adjustment upon adoption.

The allowance for credit losses is based on the Company's expectation of the collectability of its receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with its receivables is not significant. Accordingly, the Company has not provided an allowance for credit losses at June 30, 2021.

3. **Transactions with related parties**

The Company may be dependent on its access to funding from the Parent. The Parent intends to continue to fund the operational and regulatory needs of the Company for the foreseeable future.

The Company maintains an administrative services agreement (the "Expense Sharing Agreement") with its Parent and affiliates owned by the Parent (the "Affiliates") whereby the Affiliates provide accounting, administrative, office space, human resources and other services. The Company does not have any obligation, direct or indirect, to reimburse or otherwise compensate the Affiliates for any or all costs that the Affiliates have paid on behalf of the Company.

During the period ending June 30, 2021, the affiliate received expense reimbursements on behalf of the Company and was netted against amounts due from the affiliate. At June 30, 2021, the affiliate owed the Company $698. Additionally, The Parent owes the Company $349 at June 30, 2021.

During the period ending June 30, 2021, the Company paid expenses on behalf of the Parent and affiliate.

All transactions with related parties are settled in the normal course of business. The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4. **Regulatory requirements**

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2021, the Company had net capital of $76,773 which exceeded the required net capital by $71,773. The ratio of aggregate indebtedness to net capital, at June 30, 2021 was .31 to 1.

The Company does not hold customers' cash or securities and, has no requirements under SEC Rule 15c3-3 and therefore does not claim an exemption under paragraph (k).

5. **Going concern**

Accounting Standards Update 2014-15 requires that management evaluate conditions or events that might raise substantial doubt about the Company's ability to continue as a going concern. Management has evaluated the Company's conditions and has determined that unless the Company generates enough revenue or continues to be funded by its Parent, there is substantial doubt about the Company's ability to continue as a going concern. Capital is not a significant income producing factor but should the Company have a need for capital it will be able to rely upon its Parent to infuse capital to cover overheard should that become necessary.

6. **Subsequent events**

Management of the Company has evaluated events or transactions that may have occurred since June 30, 2021 and determined that there are no material events that would require recognition or disclosure in the Company's financial statement.